Filed by Oncolytics Biotech Inc.

Pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to

Rule 14a-6(b) under the U.S. Securities Exchange Act of 1934, as amended

Subject Company: Oncolytics Biotech Inc.

Commission File No.: 333-290954

Oncolytics Biotech® Outlines Strategic Rationale for Proposal to Change Jurisdiction of Incorporation to Nevada

SAN DIEGO, CA, January 9, 2026 – Oncolytics Biotech® Inc. (Nasdaq: ONCY) (“Oncolytics” or the “Company”), a clinical-stage immunotherapy company developing pelareorep, today provided additional context regarding its previously announced proposal to change the Company’s jurisdiction of incorporation from Alberta, Canada, to the State of Nevada in the United States.

The Company believes it is important to clearly communicate the strategic and operational reasons underlying this proposal as Oncolytics continues its transition into a U.S.-focused clinical-stage oncology company.

Over the past several years, Oncolytics’ operations, management team, shareholder base, and capital markets activity have become predominantly U.S.-based. In parallel, effective January 1, 2026, the Company became a domestic issuer under the rules of the U.S. Securities and Exchange Commission (the “SEC”) and lost its status as a “foreign private issuer” under those rules, resulting in increased regulatory complexity without corresponding benefits. As a result, management determined that maintaining a Canadian corporate domicile no longer aligns with the Company’s operations or long-term strategy.

The proposed domestication to the State of Nevada is intended to better position Oncolytics for its next phase of growth by simplifying its regulatory structure, improving operational efficiency, and enhancing access to U.S. capital markets. The State of Nevada was chosen because of its favorable corporate environment and comprehensive and flexible corporate laws.

“Our decision to seek to change the Company’s jurisdiction of incorporation to the State of Nevada reflects where Oncolytics is today and where we are headed,” said Jared Kelly, Chief Executive Officer of Oncolytics. “We are a U.S.-focused oncology company with U.S.-based leadership, operations, and investors. This move simplifies our structure, improves capital markets access, and positions us more effectively for future strategic opportunities, including partnerships and potential M&A activity. We believe Nevada offers a compelling long-term home for biotech companies like ours.”

The proposed domestication to the State of Nevada is subject to shareholder approval. Oncolytics shareholders of record as of December 9, 2025, will be asked to vote on a series of transactions that will change the jurisdiction of Oncolytics from Alberta, Canada, to the State of Nevada, among other things, at a special meeting (the “Special Meeting”) scheduled for January 15, 2026.

About Oncolytics Biotech Inc.

Oncolytics is a clinical-stage biotechnology company developing pelareorep, an investigational intravenously delivered double-stranded RNA immunotherapeutic agent. Pelareorep has demonstrated encouraging results in multiple first-line pancreatic cancer studies, two randomized Phase 2 studies in metastatic breast cancer, and early-phase studies in anal and colorectal cancer. It is designed to induce anti-cancer immune responses by converting immunologically “cold” tumors “hot” through the activation of innate and adaptive immune responses.

The Company is advancing pelareorep in combination with chemotherapy and/or checkpoint inhibitors in metastatic pancreatic and breast cancers, of which both development programs have received Fast Track designation from the FDA, and other gastrointestinal tumors. Oncolytics is actively pursuing strategic partnerships to accelerate development and maximize commercial impact. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the Company on social media on LinkedIn and on X @oncolytics.

Additional Information and Where to Find It

The Company has filed a registration statement on Form F-4 (Registration No. 333-290954), as amended (the “Registration Statement”), with the SEC that includes a management circular/prospectus and other relevant documents in connection with the Company’s proposed domestication to the State of Nevada and certain other matters, and that Registration Statement has been declared effective by the SEC. The Company has delivered the definitive management circular/prospectus to shareholders for the Special Meeting. ONCOLYTICS SHAREHOLDERS ARE URGED TO READ CAREFULLY THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED DOMESTICATION TRANSACTIONS. Investors may obtain a free copy of the management circular/prospectus and other filings containing information about Oncolytics and the proposed domestication to the State of Nevada from the SEC at the SEC’s website at http://www.sec.gov. In addition, copies of the management circular/prospectus and other filings containing information about Oncolytics and the proposed domestication to the State of Nevada can be obtained without charge by directing a request to Oncolytics Biotech Inc., Suite 804, 322 11th Avenue SW, Calgary, Alberta T2R 0C5 (telephone (403) 670-7377), or accessing them on the Company’s corporate website at www.oncolyticsbiotech.com.

Participants in the Solicitation

Oncolytics, its directors, executive officers, certain other members of management, and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Oncolytics in favor of the proposed domestication to the State of Nevada. In addition, Oncolytics has engaged Laurel Hill Advisory Group to aid in the solicitation of proxies for the Special Meeting, and Laurel Hill Advisory Group may solicit proxies by personal interview, mail, telephone, facsimile, email, or otherwise. Oncolytics will pay Laurel Hill Advisory Group approximately CAD $35,000 for its proxy solicitation services, plus reasonable out-of-pocket expenses incurred in the process of soliciting proxies. Solicitations also may be made by mail, email, personal interview, telephone, or other electronic transmission by directors, officers, and other employees of Oncolytics without additional compensation.

Additional information regarding the interests of potential participants in the proxy solicitation is included in the management circular/prospectus and other relevant documents that the Company has filed and intends to file with the SEC in connection with the Special Meeting.

No Offer or Solicitation

This press release is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction where such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding Oncolytics’ intention to hold a special meeting of shareholders to vote on, among other things, the proposed domestication to the State of Nevada, including the timing of the Special Meeting; beliefs as to the potential, registration, mechanism of action and benefits of pelareorep as a cancer therapeutic; Oncolytics’ plan to continue actively pursuing strategic partnerships; Oncolytics’ goals, strategies and objectives; Oncolytics’ belief in the clinical promise of pelareorep in metastatic colorectal and other gastrointestinal cancers; Oncolytics’ transition into a U.S.-focused clinical-stage oncology company; and the anticipated benefits of the proposed change of Oncolytics’ jurisdiction of incorporation from Alberta, Canada to the State of Nevada. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. These statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. These risks include, but are not limited to, regulatory outcomes, financial resources, access to capital markets, market dynamics, and the impact of any prolonged shutdown of the U.S. government. Please refer to Oncolytics’ public filings with securities regulators in the United States and Canada for more information. The Company assumes no obligation to update forward-looking statements, except as required by law.

Company Contact

Jon Patton

Director of IR & Communication

jpatton@oncolytics.ca

Investor Relations for Oncolytics

Mike Moyer

LifeSci Advisors

+1-617-308-4306

mmoyer@lifesciadvisors.com

Media Contact for Oncolytics

Owen Blaschak

LifeSci Communications

oblaschak@lifescicomms.com